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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                  Report of Foreign Private Issuer Pursuant to
          Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the month of March 2002

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F  X                      Form 40-F
                         -----                             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                               No  X
                   -----                            -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS

1.   Other Events

     On March 18, 2002 in Singapore, the Company submitted the attached notice to the Singapore Exchange Securities Trading Limited relating to the purchase of 2,000 ADS by the Company's Director and Deputy Chairman, Mr James A Norling. The attached notice is being filed as Exhibit 99.1 to this report on Form 6-K in connection with the Company's submission to the Singapore Exchange Securities Trading Limited.


2.   Exhibit

     99.1 Notice of Changes in Director's Interests relating to 2,000 ADS of the Company.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: March 19, 2002


                                             CHARTERED SEMICONDUCTOR
                                             MANUFACTURING LTD



                                             By: /s/ Chia Song Hwee
                                                --------------------------------
                                             Name:  Chia Song Hwee
                                             Title: Senior Vice President, Chief
                                                    Financial Officer and Chief
                                                    Administrative Officer

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                                  EXHIBIT INDEX

     99.1 Notice of Changes in Director's Interests relating to 2,000 ADS of the Company.